UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
AMENDMENT NO. 3

Southwest Oil & Gas Income Fund IX-A, L.P.
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

L. Paul Latham
Southwest Royalties, Inc.
6 Desta Drive, Suite 6500
Midland, Texas 79705-5510
(432) 682-6324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

CUSIP No. Not Applicable

(1)	Names of Reporting Persons	Southwest Royalties, Inc.

(2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) ☒

(3)	SEC Use Only

(4)	Source of Funds	WC

(5)	Check if Disclosure of Legal
Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	Not Applicable

(6)	Citizenship or Place of
	Organization	Delaware corporation

Number of Shares/Units Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	841.5 Units

(8)	Share Voting Power	None

(9)	Sole Dispositive Power	841.5 Units

(10)	Shared Dispositive Power	None

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	841.5 Units

(12)	Check if the Aggregate Amount
in Row (11) Excludes Certain
	Shares	Not Applicable

(13)	Percent of Class Represented
	by Amount in Row (11)	8.1% of class of 10,453 Units

(14)	Type of Reporting Person	CO (Managing General Partner of Issuer)

Item 1.	Type of Security:	Limited Partnership Interests ("Units")

	Name of Issuer:	Southwest Oil & Gas Income Fund IX-A, L.P.

	Address of Issuer's	6 Desta Drive
	Principal Executive	Suite 6500
	Offices:	Midland, Texas 79705-5510

Item 2(a).	Name of Person Filing:	Southwest Royalties, Inc.

Item 2(b).	Address of Principal	6 Desta Drive, Suite 6500
	Business Office:	Midland, Texas 79705-5510

Item 2(c).	Present Occupation:	Not Applicable

Item 2(d).	Criminal Convictions:	None

Item 2(e).	Civil Securities Laws
	Injunctions or Prohibitions:	None

Item 2(f).	Citizenship:	Delaware, U.S.A.

Item 3.	Source of Funds:	Working capital of the Reporting Person.

Item 4.	Purpose of Transactions:

The Reporting Person satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

Item 5.	Interest in Securities

The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 841.5 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 8.1% of the total 10,453 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 7.0% to 8.1% occurred between January 1, 2007 and June 29, 2007 when the Reporting Person purchased an additional 108 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $115.08 to $121.53.

Item 6.	Contracts, Arrangements,
Undertakings or Relationships
	with Respect to Securities of the Issuer:	Not Applicable

Item 7.	Material to Be Filed as Exhibits:	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2007	By:	/s/ L. Paul Latham
L. Paul Latham, President and
Chief Executive Officer,
of Southwest Royalties, Inc.
the Managing General Partner